Exhibit 7.1

Tenaris – Liquid financial assets over total assets

Thousands of U.S. Dollars	December 31, 2011	December 31, 2010
Cash and cash equivalents	823,743	843,861

Other investments (current)	430,776	676,224

Liquid financial assets	1,254,519	1,520,085

Total assets	14,863,635	14,364,331

Ratio	8.4%	10.6%

Tenaris – Total Liabilities to Total Assets Ratio

Thousands of U.S. Dollars	December 31, 2011	December 31, 2010	December 31, 2009
Total liabilities	3,690,692	3,813,751	3,762,472

Total Assets	14,863,635	14,364,331	13,483,308

Ratio	0.25	0.27	0.28

Tenaris – Current debt to total debt

Thousands of U.S. Dollars	December 31, 2011	December 31, 2010
Current Borrowings	781,101	1,023,926

Total Borrowings	930,876	1,244,496

Ratio	0.84	0.82